wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

16 January 2008

VIA COURIER

[redacted]

08000289

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 18 December 2007 and 15 January 2008 (inclusive)

- Share Purchases by Chairman
- Notification in relation to voting rights and capital
- Notification of date of results announcement
- Appointment of director
- CES Presentation

2. Documents filed with Registrar of Companies for Scotland

- Form 288(a) – Appointment of Director
- Forms 88(2) – Return of allotments of shares on exercise of share options

3. Documents submitted to the Financial Services Authority

None during the period.

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:01 19-Dec-07
Number	2304K

RNS Number:2304K
Wolfson Microelectronics PLC
19 December 2007

19 December 2007

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman

Wolfson was notified on 18 December 2007 of the following share purchase by John Carey who is Chairman of the Company:

On 18 December 2007, John Carey, Chairman, purchased 100,000 ordinary shares in the Company at 194 pence per share. Following the purchase, Mr Carey's total holding increased to 4,381,657 ordinary shares, representing 3.71% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO   0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar   020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Total Voting Rights
Released	11:41 31-Dec-07
Number	8319K

RNS Number:8319K
Wolfson Microelectronics PLC
31 December 2007

Edinburgh, 31 December 2007

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,276,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,276,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:00 02-Jan-08
Number	8640K

RNS Number:8640K
Wolfson Microelectronics PLC
02 January 2008

2 January 2008

Wolfson Microelectronics plc

Notification of Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's fourth quarter and full year results for the period ended 30 December 2007 on Monday, 4 February 2008.

Dave Shrigley, Chief Executive Officer and Mark Cubitt, Finance Director will be hosting a presentation on the day at 9.30am to analysts at JP Morgan Cazenove Auditorium, 1st Floor, 20 Moorgate, London EC2R 6DA. There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate
Released	07:00 02-Jan-08
Number	8639K

RNS Number:8639K
Wolfson Microelectronics PLC
02 January 2008

2 January 2008

Wolfson Microelectronics plc

Directorate

Further to the announcement on 12th November 2007, Wolfson Microelectronics plc ('the Company'), a leading supplier of mixed-signal semiconductors for digital consumer electronics products, announces that Michael Ruettgers has assumed the role as non-executive Chairman of the Company with effect from 1 January 2008.

John Carey retired as Chairman on 31 December 2007, although he will be continuing as a non-executive director of the Company.

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, CFO	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

BIOGRAPHICAL NOTES

Michael Ruettgers, 64, joined EMC Corporation in 1988 and served as its Chief Executive Officer from 1992 until January 2001, before becoming Executive Chairman and finally Chairman until 2005. Under his leadership, EMC achieved dramatic growth over more than a decade. From his arrival through year-end 2000, EMC's revenues grew from $120 million to nearly $9 billion. EMC is now the world's leading digital storage company; it is listed on the New York Stock Exchange and has a market value that exceeds $40bn.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	CES Presentation
Released	12:00 08-Jan-08
Number	3046L

RNS Number:3046L
Wolfson Microelectronics PLC
08 January 2008

8 January 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

CES Presentation

Wolfson is today hosting a brief presentation at the Consumer Electronics Show in Las Vegas. Dave Shrigley, Chief Executive Officer, will discuss the Company's growth strategy.

No material price sensitive information or information relating to current trading will be disclosed during the presentation.

A copy of the presentation will be available on the Company's website (www.wolfsonmicro.com) from 20.00 GMT today.

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company Name in full	WOLFSON MICROELECTRONICS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	01	2008	†Date of Birth	11	12	1942

Appointment form

Notes on completion appear on reverse.

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title	MR	*Honours etc	
Forename(s)	MICHAEL		
Surname	RUETTGERS		
Previous Forename(s)		Previous Surname(s)	
†† Usual residential address	453 BEDFORD ROAD		
Post town	CARLISLE	Postcode	01741
County / Region	MASSACHUSETTS	Country	USA
†Nationality	USA	†Business occupation	DIRECTOR
†Other directorships (additional space overleaf)			

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature Michael C Ruettgers **Date** 08/01/08

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14/01/08

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

WESTFIELD HOUSE
26, WESTFIELD ROAD
EDINBURGH Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Company Number SC081831

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	12	2007	24	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,063		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share (including any share premium)	173.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Ltd Address: 20 Moorgate, LONDON UK Postcode: EC2R 6DA	**Class of shares allotted**	**Number allotted**
	ORDINARY	2,063
Name: **Address:** **UK Postcode:**	**Class of shares allotted**	**Number allotted**
Name: **Address:** **UK Postcode:**	**Class of shares allotted**	**Number allotted**
Name: **Address:** **UK Postcode:**	**Class of shares allotted**	**Number allotted**
Name: **Address:** **UK Postcode:**	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ____

Signed [signature] **Date** 24 DECEMBER 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.		
		Tel
	DX number	DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	12	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,313		
Nominal value of each share	0.1p		
Amount (if any)paid or due on each share (including any share premium)	173.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

END

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Ltd Address: 20 Moorgate, LONDON UK Postcode: EC2R 6DA	Class of shares allotted	Number allotted
	ORDINARY	1,313
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ____

Signed [signature] Date 24 DECEMBER 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager~~ / receiver   Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.		
		Tel
	DX number	DX exchange

END